Exhibit 16.1
Crowe Chizek and Company LLC
Member Horwath International
June 29, 2007
Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549
Ladies and Gentlemen:
We have read the comments made regarding us in Item 4.01 of Form 8-K of the Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico dated May 14, 2007 and filed June 29, 2007, as contained in the first paragraph of Item 4.01, the first sentence of the second paragraph of Item 4.01 with respect only to our dismissal date, and the fourth paragraph of Item 4.01, and are in agreement with those statements.
/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC
Oak Brook, Illinois

cc:	Mr. Dale Boyles Employee Benefits Administrative Committee Representative Hanesbrands Inc.